UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press Release

Bonn, April 25, 2007

Ulrich Lehner elected Chairman of the Supervisory Board of Deutsche Telekom

Prof. Ulrich Lehner is the new Chairman of the Supervisory Board of Deutsche Telekom AG. The decision was taken by the Supervisory Board at its meeting today. He was appointed to the Supervisory Board on April 17, 2008 by order of court for a limited period, and will be proposed for election to the Supervisory Board at the coming shareholders’ meeting on May 15, 2008. Lehner will succeed Dr. Klaus Schlede as Chairman of the Supervisory Board. Dr. Schlede will retire from his position on the Supervisory Board with effect from the end of the shareholders’ meeting.

Ulrich Lehner (61) has been a member of the Shareholders’ Committee of Henkel KGaA since April 15, 2008. He joined the Management Board of Henkel KGaA in 1995, holding the position of Chairman and personally liable managing partner from May 2000 to April 14, 2008. Ulrich Lehner studied business administration and passed his exams to qualify as an auditor and tax consultant. He is also a qualified engineer. An Honorary Professor of the University of Münster, Mr. Lehner is also a member of the Board of Directors of Novartis AG in Switzerland and a member of the supervisory boards of E.On AG, Thyssen Krupp AG, Dr. Ing. h.c.F. Porsche AG and HSBC Trinkaus & Burkhardt AG.

34/08

Deutsche Telekom AG Corporate Communications Tel.: +49 228 181- 4949 E-Mail: presse@telekom.de Further information for journalists under www.telekom.com/media

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: April 28, 2008